1900 K Street, NW Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

January 27, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Ashley Vroman-Lee

Re: Angel Oak Financial Strategies Income Term Trust (File No. 333-240132 and 811-23358)

Dear Ms. Vroman-Lee:

This letter responds to comments you conveyed via telephone on August 27, 2020, to Brooke Clark and me in connection with the Securities and Exchange Commission staff’s (the “Staff’s”) review of Angel Oak Financial Strategies Income Term Trust’s (the “Fund’s”) registration statement on Form N-2 (the “Registration Statement”), which was filed on July 27, 2020. The Fund intends to file a pre-effective amendment to the Registration Statement, which will reflect the responses below. Capitalized terms not defined herein have the definitions provided to them in the Registration Statement.

Cover Page

1.	Comment: In the table entitled “Calculation of Registration Fee Under the Securities Act of 1933,” please remove the footnote to the “Preferred Shares of Beneficial Interest” line item.

Response: The Fund will remove the footnote to the “Preferred Shares of Beneficial Interest” line item.

Fund Summary (pages i–iii)

2.	Comment: In the section entitled “Investment Strategies,” include the term “junk bonds” when referring to high yield securities.

Response: The Fund will revise the disclosure to include the term “junk bonds” when referring to high yield securities.

3.

Comment: In the sentence “To a lesser extent, but up to 50% of the Fund’s net assets plus the amount of any borrowings for investment purposes, under normal circumstances, the Fund may also invest in similar securities of other U.S. and foreign financial services companies that are not U.S. community banks and may be of any size,” please delete “To a lesser extent.” Additionally, please delete extraneous language, if any.

Response: The Fund will delete “To a lesser extent” and delete extraneous language, if any.

4.	Comment: In the section entitled “Investment Strategies,” please disclose if the Fund will invest in emerging markets.

Response: Investing in emerging markets is not a principal strategy of the Fund. Accordingly, the Fund respectfully declines to add further emerging markets disclosure.

5.

Comment: Please supplementally disclose the percentage of investments that will be invested in high yield securities. If material, please disclose such percentage in the section entitled “Investment Strategies.”

Response: The Fund expects less than 20% of its portfolio to be invested in high yield securities. Accordingly, the Fund respectfully declines to add any disclosure at this time.

6.

Comment: In the section entitled “Investment Strategies,” please enhance disclosure regarding the securitizations in which the Fund invests and, if the Fund invests a material percentage of its investments in such securitizations, please disclose the related liquidity risk.

Response: The Fund will enhance disclosure regarding the securitizations in which the Fund invests in the section entitled “Investment Strategies” and the related liquidity risk. The Fund confirms that it does not invest or expect to invest a material percentage of its investments in such securitizations.

7.	Comment: Please shorten the disclosure under the section entitled “Limited Term” or move the section further back in the Fund Summary.

Response: The Fund will move the section entitled “Limited Term” further back in the Fund Summary. The Fund notes that this disclosure is the result of numerous discussions with the Staff and, accordingly, respectfully declines to further change the disclosure at this time.

8.	Comment: Under the section entitled “Limited Term,” please delete the following disclosure. Additionally, please delete any “negative disclosure” in the Registration Statement.

The Fund is not a so called “target date” or “life cycle” fund whose asset allocation becomes more conservative over time as its target date, often associated with retirement, approaches. In addition, the Fund is not a “target term” fund whose investment objective is to return its original NAV on the termination date.

Response: The Fund will delete the disclosure and any negative disclosure in the Registration Statement.

Prospectus Summary (pages 1–17)

9.

Comment: Please disclose that, in connection with an offering of subscription rights to acquire common shares, (i) shareholders who do not fully exercise their rights may own a smaller proportional interest in the Fund at the completion of the rights offering and (ii) the dilutive effect if the market price of the Fund’s shares is below the net asset value of the Fund’s shares on the pricing date.

Response: The Fund confirms that it discloses that the dilutive effect if the market price of the Fund’s shares is below the net asset value of the Fund’s shares on the pricing date.

The Fund will add the following disclosure:

Additionally, shareholders who do not fully exercise their rights may, at the completion of a rights offering, own a smaller proportional interest in the Fund than if they exercised their rights.

10.	Comment: In the section entitled “Investment Strategies,” the Fund discloses that it may invest in sub-debt and TruPS. Please describe sub-debt and TruPS.

Response: The Fund will revise the disclosure to read:

The Fund invests, under normal circumstances, at least 80% of the value of its net assets plus the amount of any borrowings for investment purposes in the securities of financial institutions (measured at the time of purchase). For purposes of the Fund’s 80% investment policy, the Fund may invest in debt securities, including sub-debt (i.e., debt securities for which the issuer’s obligations to make principal and interest payment are secondary to the issuer’s payment obligations to more senior debt securities), unrated debt, senior debt, preferred securities, high yield securities (also known as “junk bonds”), and TruPS (i.e., securities that are typically issued by banks and other financial institutions that combine the features of debt securities and preferred securities as well as certain features of equity securities); equity securities, including common equity, preferred equity, convertible securities, and warrants; Structured Products (as defined herein), including community bank debt securitizations and other asset-backed securities and debt securitizations, including equity and junior debt tranches of such instruments; or derivative instruments, such as futures, options and swaps, that invest substantially all of their assets in securities issued by or are linked to, or otherwise provide investment exposure to, businesses in the financial institutions sector.

11.

Comment: In the section entitled “Investment Strategies,” please disclose what derivative instruments the Fund may invest in. Additionally, please supplementally state whether the Fund’s derivative investments will be counted towards the Funds’ 80% investment policy. If so, please disclose that such investments will be valued at market price.

Response: The Fund will revise the disclosure to state that the Fund will invest in derivative instruments such as futures, options and swaps. The Fund notes that the Registration Statement currently states that “For purposes of the Fund’s 80% investment policy, the Fund may invest in . . . derivative instruments that invest substantially all of their assets in securities issued by or are linked to, or otherwise provide investment exposure to, businesses in the financial institutions sector” and that “Such derivative instruments will be valued on a mark-to-market basis.”

12.

Comment: In the sentence, “The Fund invests, under normal circumstances, no more than 30% of its net assets plus the amount of any borrowings for investment purposes in securities issued by non-U.S. issuers,” disclose that the Fund will invest in securities issued by issuers located in emerging markets, if applicable.

Response: Investing in emerging markets is not a principal strategy of the Fund. Accordingly, the Fund respectfully declines to add further emerging markets disclosure.

13.	Comment: In the section entitled “Investment Strategies,” please provide a brief explanation of restricted securities.

Response: The Fund will revise the disclosure to read:

The Fund may also invest in restricted securities (i.e., securities the disposition of which is restricted under the federal securities laws).

14.	Comment: Please update the following disclosure as of a current date.

As of September 30, 2019, the community banking sector is a highly fragmented $3.5 trillion sector, comprised of over 5,200 banks located throughout the United States, including underserved rural, semi-rural, suburban and other niche markets.

Response: The Fund will revise the disclosure to read:

As of June 30, 2020, the banking sector is a highly fragmented $3 trillion sector, comprised of over 5,000 banks located throughout the United States, including underserved rural, semi-rural, suburban and other niche markets.

15.

Comment: In the sentence “Community bank subordinated debt securities and Structured Products collateralized by such securities typically have floating or variable interest rates based on the London Inter-bank Offered Rate (“LIBOR”), or may have a fixed coupon for a period of years and then convert to a floating rate, and are subject to the risks associated with securities tied to LIBOR, including the risks associated with the future replacement of LIBOR with an alternative reference rate,” please disclose that such floating or variable interest rates may be based on a future replacement for LIBOR.

Response: The Fund will revise the disclosure to read:

Community bank subordinated debt securities and Structured Products collateralized by such securities typically have floating or variable interest rates based on the London Inter-bank Offered Rate (“LIBOR”) or a future replacement rate, or may have a fixed coupon for a period of years and then convert to a floating rate, and are subject to the risks associated with securities tied to LIBOR, including the risks associated with the future replacement of LIBOR with an alternative reference rate.

16.

Comment: Under the section entitled “CLOSED-END, LIMITED TERM FUND STRUCTURE AND ELIGIBLE TENDER OFFER,” please delete the following disclosure. Additionally, please delete any “negative disclosure” in the Registration Statement.

The Fund is not a so called “target date” or “life cycle” fund whose asset allocation becomes more conservative over time as its target date, often associated with retirement, approaches. In addition, the Fund is not a “target term” fund whose investment objective is to return its original NAV on the termination date.

Response: The Fund will delete the disclosure and any negative disclosure in the Registration Statement.

17.	Comment: Revise the following disclosure to state that recoupment may be made from the date the Adviser incurred the expense.

The Adviser may recoup from the Fund any waived amount or reimbursed expenses pursuant to an Expense Limit if such recoupment does not cause the Fund to exceed the current Expense Limit or the Expense Limit in place at the time of the waiver or reimbursement (whichever is lower) and the recoupment is made within three years after the end of the month in which the Adviser incurred the expense.

Response: The disclosure reflects the Adviser’s current practices. Accordingly, the Fund respectfully declines to revise the disclosure.

18.	Comment: In the section entitled “Summary of Principal Risks,” please only include risks principal to the Fund.

Response: The Fund confirms that it only includes risks principal to the Fund in the section entitled “Summary of Principal Risks.”

19.	Comment: Please supplementally confirm whether the Fund anticipates a high portfolio turnover rate. If so, please include relevant disclosure in the section entitled “Investment Strategies.”

Response: The Fund does not anticipate a high portfolio turnover rate. Accordingly, the Fund respectfully declines to add any disclosure at this time.

20.

Comment: In the disclosure relating to “Uncertain tax treatment risk,” please include the term “junk bonds” when referring to below investment grade instruments. Additionally, please revise the disclosure to more precisely note why this is a risk of the Fund.

Response: The Fund will include the term “junk bonds” when referring to below investments grade instruments in the disclosure relating to “Uncertain tax treatment risk.” The Fund will revise “Uncertain tax treatment risk” to read:

Investments in below investment grade instruments (also known as “junk bonds”) and certain other investments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund will cease to accrue interest, original issue discount or market discount, when and to what extent deductions can be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. Although the Fund will seek to address these issues to the extent necessary to seek to ensure that it distributes sufficient income that it does not become subject to U.S. federal income or excise tax, no assurances can be given that the Fund will not be adversely affected as a result of such issues.

Summary of fees and expenses (page 18)

21.	Comment: Please provide via EDGAR correspondence completed fee and expense tables.

Response: Attached as Appendix A to this correspondence are the current drafts of the fee and expense tables for the Fund.

Use of proceeds (page 20)

22.

Comment: Please supplementally confirm that the Fund intends to fully invest substantially all of the net proceeds in accordance with its investment objective and policies within three months after receipt thereof. See Guide 1 to Form N-2.

Response: The Fund confirms that it intends to fully invest substantially all of the net proceeds in accordance with its investment objective and policies within three months after receipt thereof.

Investment objective and strategies (pages 20–27)

23.	Comment: Please apply any applicable Staff comments to the disclosure in the section entitled “Investment objective and strategies.”

Response: The Fund will apply any applicable Staff comments to the disclosure in the section entitled “Investment objective and strategies.”

Limited term and Eligible Tender Offer (pages 60–62)

24.	Comment: Please delete the following disclosure. Additionally, please delete any “negative disclosure” in the Registration Statement.

The Fund is not a so called “target date” or “life cycle” fund whose asset allocation becomes more conservative over time as its target date, often associated with retirement, approaches. In addition, the Fund is not a “target term” fund whose investment objective is to return its original NAV on the termination date.

Response: The Fund will delete the disclosure and any negative disclosure in the Registration Statement.

Prospectus Supplement relating to Subscription Rights to Acquire Common Shares (pages R1–R23)

25.

Comment: Please disclose on the cover page of the prospectus supplement pertaining to subscription rights to acquire common shares (i) that shareholders who do not fully exercise their rights may own a smaller proportional interest in the Fund at the completion of the rights offering and (ii) that the dilutive effect if the market price of the Fund’s shares is below the net asset value of the Fund’s shares on the pricing date.

Response: The Fund confirms that it discloses on the cover page of the prospectus supplement pertaining to subscription rights to acquire common shares (i) that shareholders who do not fully exercise their rights may own a smaller proportional interest in the Fund at the completion of the rights offering and (ii) that the dilutive effect if the market price of the Fund’s shares is below the net asset value of the Fund’s shares on the pricing date.

*        *        *

Should you have any questions or comments, please contact me at 202.261.3386.

Sincerely,

/s/ William J. Bielefeld

William J. Bielefeld

Appendix A

Summary of fees and expenses

The following table illustrates the aggregate fees and expenses that the Fund expects to incur and that Shareholders can expect to bear directly or indirectly. Amounts are for the current fiscal year.

Shareholder Transaction Expenses
Sales load paid by Shareholders (1)	None
Offering Expenses Borne by the Fund (1)	None
Dividend Reinvestment and Cash Purchase Plan Fees (per sale fee) (2)	$25

(As a Percentage of Average Net Assets Attributable to Shares (i.e., Common Shares))
Annual Fund Expenses
Management Fee (3)	1.90%
Interest Payments on Borrowed Funds (4)	1.10%
Other Expenses (5)	0.35%

Total Annual Fund Operating Expenses	3.35%

(1) In the event that the securities to which this prospectus relates are sold to or through agents, underwriters or dealers, the related prospectus supplement will disclose the applicable sales load, the estimated amount of total offering expenses (which may include offering expenses borne by third parties on behalf of the Fund), the offering price and the offering expenses borne by the Fund as a percentage of the offering price.

(2) There will be no charges with respect to Shares issued directly by the Fund under the dividend reinvestment plan. However, whenever Shares are purchased or sold on the NYSE or otherwise on the open market, each participant will pay a pro rata portion of brokerage trading fees. Currently, dividend reinvestment plan participants that direct a sale of Shares through the Plan Agent are subject to a fee of $25 plus a sales commission of $4.95.

(3) The Adviser will receive a fee at an annual rate of 1.35% of the average daily value of the Fund’s Managed Assets. The management fee percentage calculation assumes the use of leverage by the Fund. Consequently, since the Fund has borrowings outstanding, the Management Fee as a percentage of net assets attributable to common shares is higher than if the Fund did not utilize leverage.

(4) Assumes the use of leverage through a credit facility in an amount equal to 33.3% of the Fund’s Managed Assets at an annual interest rate expense to the Fund of 2.25%, which is based on the interest rate currently applicable under the Fund’s existing credit facility. The Fund may use other forms of leverage, which may be subject to different interest expenses than those estimated above. The actual amount of interest expense borne by the Fund will vary over time in accordance with the level of the Fund’s use of leverage and variations in market interest rates.

(5) Other expenses include accounting, legal and auditing fees of the Fund, fees payable to the Independent Trustees and payments by the Fund to Destra under an Investor Support Services Agreement between the Fund and Destra. See “Investor Support Services.”

EXAMPLE

The following example illustrates the expenses that you would pay on a $1,000 investment in Shares, assuming (1) total annual expenses of 3.35% of net assets attributable to the Shares and (2) a 5% annual return. The example assumes that the estimated Total Annual Expenses set forth in the Annual Expenses table are accurate and that all dividends and distributions are reinvested at NAV per Share. Actual expenses may be greater or less than those assumed. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

1 Year	3 Years	5 Years	10 Years
$34	$103	$175	$364

The example and the expenses in the tables above should not be considered a representation of the Fund’s future expenses, and actual expenses may be greater or less than those shown.

While the example assumes a 5.0% annual return, as required by the SEC, the Fund’s performance will vary and may result in a return greater or less than 5.0%. For a more complete description of the various fees and expenses borne directly and indirectly by the Fund, see “Fund Expenses” and “Management Fee.”

A-1